EX. 99.28(d)(13)(vi)

Amendment

to the Investment Sub-Advisory Agreement Among

Jackson National Asset Management, LLC,

DoubleLine Capital LP, and

Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and DoubleLine Capital LP, a Delaware limited partnership and registered investment adviser (the “Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (the “Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to an investment portfolio (the “Fund”) of the Trust, as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

 Whereas, the Parties have agreed to amend the Agreement to amend the footnotes as set forth on Schedule B to the Agreement, to reflect new sub-advisory fee discount arrangements for the Fund, effective August 13, 2018.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated August 13, 2018, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective August 13, 2018.

Jackson National Asset Management, LLC		DoubleLine Capital LP

By:	/s/ Mark D. Nerud	By:	/s/ Ronald Redell
Name:	Mark D. Nerud	Name:	Ronald Redell
Title:	President and CEO	Title:	Authorized Signer

Jackson Variable Series Trust

By:	/s/ Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary

Schedule B
Dated August 13, 2018
(Compensation)

JNL/DoubleLine® Total Return Fund[1]
Average Daily Net Assets	Annual Rate

All Assets	0.35%[2]

1 A fee discount shall apply when the Sub-Adviser is providing sub-advisory services to JNAM for at least two separate and distinct funds. As of August 13, 2018, the Sub-Adviser provides sub-advisory services for JNL/DoubleLine® Total Return Fund, a Fund of the Trust, and the JNL/DoubleLine® Core Fixed Income Fund, the JNL/DoubleLine® Emerging Markets Fixed Income Fund, the JNL/DoubleLine® Shiller Enhanced CAPE Fund, the JNL/FPA + DoubleLine® Flexible Allocation Fund (for the discrete portion of assets managed by DoubleLine Capital LP), and the JNL Multi-Manager Alternative Fund (for the portion of assets managed by DoubleLine Capital LP), each a series of the JNL Series Trust (together known as the “Sub-Advised Funds”).

2 For the purposes of calculating the sub-advisory fee discounts, the Sub-Adviser applies the following discounts based on the combined assets of the Sub-Advised Funds: 2.5% fee reduction for assets up to and including $2.5 billion, a 5.0% fee reduction for combined assets over $2.5 billion up to and including $5 billion, a 7.5% fee reduction for combined assets over $5 billion up to and including $7.5 billion, and a 10.0% fee reduction for combined assets over $7.5 billion.

B-1